

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2012

Via E-Mail
Matthew Allen
President
Wheelchair ADL Solutions Corporation
1324 N. Liberty Lake Rd. #169
Liberty Lake, WA 99019

> **Re: Wheelchair ADL Solutions Corporation**
> **Registration Statement on Form S-1**
> **Filed December 9, 2011**
> **File No. 333-178417**

Dear Mr. Allen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   The fact that the selling shareholders are offering their shares for the same price at which they purchased them calls into question the secondary nature of this offering, since the shareholders would make no profit through sales at that price. Please tell us why you believe this is properly identified as a secondary offering or revise the secondary offer price.

2.   Please revise to clearly state that none of the funds for the primary offering will be escrowed or segregated, but will be available to you immediately. In addition, identify the risk that investors may lose their entire investment if you do not raise the minimum amount needed to launch your business, quantifying such amount.

Prospectus Summary, page 5

3.   Please revise here and the Business section to briefly describe the steps you still need to take and the capital and timelines necessary to generate revenue from your planned business.

Summary of the Offering, page 6

4.   We note the disclosure in this section and in the last paragraph on page 14 that you "will receive approximately $1,250,000 in proceeds from the sale of shares." Please clarify that you would receive such proceeds if you sold all of the shares and disclose the estimated net proceeds from the sale of all of the shares.

Risk Factors, page 8

5.   Please add a risk factor to highlight the risk related to a lack of a minimum offering amount, that no minimum amount of funds are assured and no liquidity may result from this offering.

6.   Please add a risk factor to highlight the risk that investors may purchase shares from your company in the best efforts offering may pay more for their shares than investors who purchase from the selling security holders. In this regard, highlight here and throughout that the existence of the secondary offering, particularly at a lower price, makes it less likely that you will meet your goal of selling all the shares available in the primary offering.

The Offering, page 14

7.   Please reconcile the disclosure in this section that you issued one million shares to the founder with the disclosure in Note 4 on page F-9 that you issued ten million shares to the founders.

Use of Proceeds, page 14

8.   Please expand the table on page 15 to provide a breakdown of the use of proceeds based on various amounts of shares sold, such as if 25%, 50% and 75% of the five million shares were sold in the primary offering. Please expand the table on page 17 to include disclosure of dilution based on various amounts of shares sold in the primary offering.

9.   Please clarify whether any of the proceeds can be used to pay the salary of or make other payments to your officers and directors. In this regard, expand your discussion of the "hiring of key employees" expense to explain what this would entail.

Dilution, page 16

10.   Please add risk factor disclosure to highlight the dilution per share to investors.

Selling Security Holders, page 17

11.   Please revise to attribute shares beneficially owned by each person to that person. In this regard, spouses and minor children/parents are deemed to beneficially own each other's shares. In addition, a person who controls any entity is deemed to beneficially own shares held by that entity. See Rule 13d-3 of the Securities Exchange Act of 1934. This comment applies equally to the table on page 26.

12.   We note the disclosure in the last sentence of the third paragraph of this section that the shares were sold at a purchase price of $.10 per share; however, you also disclose in the fourth and sixth paragraphs in Note 4 on page F-9 that shares were issued to founders and shares were issued for services. Please revise.

13.   Please disclose the natural person or persons who have voting and/or investment power for the shares held by Gotham Capital, Inc. and Regall Holdings LLC.

Management's Discussion and Analysis, page 18

14.   Please tell us how your disclosure reflects the amount of funds needed for compliance with your obligations under the federal securities laws.

Overview, page 18

15.   Please reconcile your disclosure here that you have not generated any revenues since inception to the disclosure on page F-4 that you have recognized $639 of revenues in the period from November 10, 2011 through November 30, 2011.

Plan of Operation, page 18

16.   Please clarify how the majority of your current funds will be used to operate your business for the first six months. We note the disclosure on page F-3 that you had total assets of $1,405 at November 30, 2011.

Results of Operations, page 19

17.   Please revise this section here to also provide an *analysis* of your results of operations. Discuss in more detail the nature of the revenues you generated and the general and administrative expenses that you incurred from the date of inception through November 30, 2011. Refer to the guidance in Item 303(A)(3) of Regulation S-K.

Description of Business, page 19

18.   Throughout where you discuss your anticipated business, clarify that the discussion represents your goals, rather than achieved results, since you appear to have no contracts, agreements, facilities or operations whatsoever. Where you say you *will* do something or achieve a certain result, make clear that these are goals only.

Market Data, page 20

19.   Please provide supplemental support for the industry data included in this section. Please mark the materials so that they are keyed to the disclosure.

20.   Given your disclosure throughout your filing that you are a development stage company with limited operations, please tell us why you believe it is appropriate to include disclosure of your projected initial market share and annual growth rate.

Dependence on one or a few major suppliers, page 22

21.   Please clarify whether you have agreements with the suppliers mentioned in this section and, if applicable, disclose the material terms of the agreements. In addition, file as exhibits the agreements.

Government Regulations, page 22

22.   Please provide the disclosure required by Item 101(h)(4)(viii) of Regulation S-K.

Directors and Executive Officers, page 23

23.   Please identify in this section who serves as your principal accounting and financial officer. We note the disclosure in the information that is not part of the prospectus on page II-3.

24.   Please limit your disclosure about Mr. Allen to that which is required by Item 401(e) of Regulation S-K

Compliance with Section 16(A) of the Exchange Act, page 25

25.   Please revise to clarify that Section 16(A) will only apply to you if you file a registration statement to register a class of securities under Section 12 of the Exchange Act, which you have not yet done.

Plan of Distribution, page 26

26.   Please describe and file as exhibits the subscription agreement.

27.   Please clarify the disclosure in the last paragraph on page 28 that it will be possible for Mr. Allen to resell any of the five million shares being registered for resale. We note your disclosure throughout your filing that you filed the registration statement to register for resale 2,013,000 shares on behalf of the selling security holders.

28.   Please clarify the reference in the penultimate sentence on page 28 to the "risk factor number 35 regarding this potential conflict of interest." We note that you have less than 35 risk factors.

Index to Financial Statements, page F-1

29.   Please revise to include updated financial statements and related disclosures in your filing as required by Rule 8-08 of Regulation S-X.

Note 1. Nature of Business, page F-7

30.   Please revise your filing to disclose your fiscal year end.

Note 2. Significant Accounting Policies, page F-7

– Revenue Recognition, page F-7

31.   We note your disclosure on page 5 that to date, your operations have been limited to organizational, start-up and capital formation activities. We further note that to date you have conducted market research regarding facilities that manufacture assisted living devices and you have conducted preliminary market research of competing products. In light of these disclosures, please explain to us the nature of the revenues you have recognized to date. Include an analysis of why you believe such amounts are appropriately classified as revenues.

Note 3. Income Taxes, page F-9

32.   Please reconcile your disclosure that you incurred losses of $4,930 for the period from November 10, 2011 through November 30, 2011 with the amounts reported on your statement of operations.

Exhibit 23.1

33.   To the extent there is a delay in requesting effectiveness of your registration statement, an other than typographical change made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide currently dated and signed consents from your independent accountants with your next amendment.

Signatures, page II-3

34.   Please revise the text on the Signatures page so that it matches the text required by Form S-1. We note that you have only included one paragraph on your Signatures page. Please revise to also include the second paragraph and related signatures. Refer to General Instructions for Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tara Harkins at (202) 551-3639 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3625 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): David Rees